Exhibit H

Credit Ratings

	Moody's Investors Service	Standard and Poor's
Great Plains Energy
Outlook	Negative	Stable
Corporate Credit Rating	-	BBB
Bank Credit Facility	Baa2	-
Senior Unsecured Debt	Baa2 (preliminary)	BBB- (preliminary)
Subordinated Debt	Baa3 (preliminary)	BBB- (preliminary)
Preferred Stock	Ba1	BB+

KCPL
Outlook	Stable	Stable
Senior Secured Debt	A2	BBB
Senior Unsecured Debt	A3	BBB
Commercial Paper	P-2	A-2

KCPL Financing I
TOPrS	Baa1	BB+